Amana Mutual Funds Trust
1300 N. State Street
Bellingham, Washington 98225
September 17, 2025
VIA EDGAR FILING and EMAIL
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Eileen Smiley
Re:	Amana Mutual Funds Trust (File Nos. 002-96924 & 811-04276) (the “Registrant”)
Response to Staff Comments – Rule 485(a) Post-Effective Amendment

Dear Ms. Smiley:
This letter responds to follow up comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on September 16, 2025, concerning Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the SEC on July 15, 2025, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. The Registrant’s initial response letter to the Staff’s comments provided on August 29, 2025 was filed with the SEC on September 15, 2025. Set forth below are the additional comments you provided on September 16, 2025 and the Registrant’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.
1.	Please provide the disclosure that will be added to the SAI regarding the Participation Fund’s concentration policy.

Response: The Registrant notes that the Participation Fund’s policy with respect to concentration currently appears in the Fund’s prospectus. The Registrant will add the same disclosure from the Fund’s prospectus to page 4 the SAI in the section titled “Fund Policies” as shown in the marked disclosure below:
Each Fund, other than the Participation Fund, shall not concentrate its investments in any particular industry, and no investment shall be made if such investment at the time made would cause more than 25% of the total assets of the Fund, taken at market value or fair value as determined by the Trustees, to be invested in securities of issuers in any one industry. This restriction does not apply to the Participation Fund. The Participation Fund may concentrate its investments within the financial services industry and real estate sector.

Ms. Eileen Smiley
Office of Disclosure and Review
Securities and Exchange Commission
September 17, 2025

2.
Consider revisions to the disclosures on page 35 of the Prospectus and page 3 of the SAI to make clear that Saturna Capital Corporation, the Funds’ adviser, is solely responsible for security selection and Shariah compliance based on its own security selection policies and compliance policies and procedures.

Response: The Registrant confirms that the next post-effective amendment will include the following revisions to the Prospectus and SAI, as indicated by the marked disclosure:
Prospectus Item 9 Disclosure:
The Funds’ investment adviser, Saturna Capital Corporation, selects investments based on its own security selection policies and compliance policies and procedures. The adviser engages Amanie Advisors Sdn Bhd, a leading consultant specializing in Islamic finance, who reviews, and consults on, the investment adviser’s compliance policies and procedures so that the investment adviser can ensure that the Funds’ investments meet the requirements of the Islamic faith.
SAI Disclosure:
Saturna Capital Corporation, the Funds’ investment adviser (the “adviser”) selects investments that to its knowledge do not violate the requirements of the Islamic faith at the time of investment, based on its own security selection policies and compliance policies and procedures. The adviser engages Amanie Advisors Sdn Bhd, a leading consultant specializing in Islamic finance, who reviews, and consults on, the investment adviser’s compliance policies and procedures so that the investment adviser can ensure that the Funds’ investments meet the requirements of the Islamic faith.
* * *
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (360) 650-6953 or Fatima Sulaiman of K&L Gates LLP at (202) 778-9082.
Sincerely,
Amana Mutual Funds Trust
/s/  Elliot S. Cohen
Name:	Elliot S. Cohen
Title:	Secretary, Amana Mutual Funds Trust, Chief Legal Officer, Saturna Capital Corporation

cc:	Fatima Sulaiman, K&L Gates LLP